Exhibit 99.11
2007 Annual Results

Cautonary statement
This presentation has been prepared by Rio Tinto plc and Rio Tinto Limited (“Rio Tinto”) and comprises the slides for a presentation concerning Rio Tinto. By reviewing/attending this presentation you agree to be bound by the following conditions.
Forward looking statements
• This presentation includes forward-looking statements. All statements other than statements of historical facts included in this presentation, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
•Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of actual production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this presentation. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
•Nothing in this presentation should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.
•Information about BHP Billiton included in this presentation is based on public information which has not been independently verified. Certain statistical and other information about Rio Tinto included in this presentation is sourced from publicly available third party sources. As such it presents the views of those third parties, but may not necessarily correspond to the views held by Rio Tinto.
Directors’ Responsibility Statement
• The Directors of Rio Tinto plc and Rio Tinto Limited accept responsibility for the information contained in this presentation, except that the only responsibility accepted in respect of information relating to BHP Billiton, which has been compiled from published sources, is to ensure that such information has been correctly and fairly reproduced and presented. Subject as aforesaid, to the best of the knowledge and belief of the Directors of Rio Tinto plc and Rio Tinto Limited (who have taken all reasonable care to ensure that such is the case), the information contained in this presentation is in accordance with the facts and does not omit anything likely to affect the import of such information.
•Subject to the requirements of the Takeover Code, none of Rio Tinto, any of its officers or any person named in this presentation with their consent or any person involved in the preparation of this presentation makes any representation or warranty (wither express or implied) or gives any assurance that the implied values, anticipated results, performance or achievements expressed or implied in forward-looking statements contained in this presentation will be achieved.
•Subject to any continuing obligations under applicable law, the Takeover Code, the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange, Rio Tinto expressly disclaims any obligation to disseminate, after the date of this presentation, any updates or revisions to any statements in this presentation to reflect any change in expectations or events, conditions or circumstances on which such statements are based.
13 February 2008 Rio Tinto 2007 Full Year Results 2

Presentaton outline Paul Skinner Highlights Tom Albanese Overview of performance Guy Elliott Financial results Tom Albanese Growth guidance and outlook
Questions & answers
13 February 2008 Rio Tinto 2007 Full Year Results 3

Paul Skinner
Chairman

2007 — records across the board
· Record underlying EBITDA of $13.9 billion, up 11%
· Record underlying earnings of $7.4 billion, up 1%
· Record cash flow from operations of $12.6 billion, up 15%
· Record capital investment of $5.0 billion, up 25%
· Record new capital commitments of $8 billion* announced in 2007
· Dividend increased by 31 % for the 2007 year
- Commitment to further 20%+ increases in 2008 and in 2009
· Alcan transaction completed establishing industry leadership from bauxite through to aluminium
· Seamless transition in executive team
*100% basis
13 February 2008 Rio Tinto 2007 Full Year Results 5

Ro Tinto’s market outlook is positive
· Strong Chinese and Indian growth — largely unaffected by western markets
· Reflects multi-decade trend towards stronger global minerals demand
· Impact of unsettled credit markets likely to be limited in the sector
· Strong China-led demand increases for most products into 2008/2009
· Assessment of Chinese GDP growth outlook of around 10% in 2008
· Metals demand largely de-coupled from US economy
· Supply side constraints remain
13 February 2008 Rio Tinto 2007 Full Year Results 6

Pre-conditional offer rejected on value grounds
· Unsolicited and pre-conditional acquisition offer received from BHP given careful consideration and rejected on value grounds
· Offer fails to recognise Rio Tinto’s outstanding prospects
· Insufficient incentive to deviate from proven path to value creation
· Clear strategy and well-balanced portfolio of high quality assets with exceptional growth opportunities
· We have enormous scale and are operationally efficient
· Strong track record in delivering long term value to Rio Tinto shareholders
13 February 2008 Rio Tinto 2007 Full Year Results 7

Tom Albanese
Chief Executive Officer

Safety is core to our business
Decline in injury frequency rates 1998 — 2007 ___5i • 80% improvement in AIFR • 78% improvement in LTIFR
4 -
3-
All In jury Fre quenc / Rate
2-
1 - 0- Lost Time Injury Frequency Rate
98 99 00 01 02 03 04 05 06 07
Source: Rio Tinto. Data excludes Alcan. 13 February 2008 Rio Tinto 2007 Full Year Results 9

Record underlying earnings and EBITDA
¦ Underlying EBITDA ¦ Underlying earnings
Rio Tinto 2007 Full Year Results 10
2006 $m 2007 $m o/ /o
change Underlying EBITDA 12,524 13,920 +11% Underlying earnings 7,338 7,443 +1% Cash flow from operations 10,923 12,569 +15%
· Earnings accelerate
· Second half earnings up 11% on first half
· Sets new half year record of $3,914m
Source: Rio Tinto
CAGR = compound annual growth rate 2004 — 2007
13 February 2008
fmammmammr^^m 15,000 $m CAGR 10,000 +41% 5,000 CAGR +49% 0
2004 2005 2006 2007

Copper
High quality assets continue to deliver
· Record EBITDA
Copper, gold and molybdenum markets remain very strong
Refined copper and gold sales at record levels
By product credits reduce unit cash costs to less than zero
Record investment in exploration and evaluation of $141 m (net of tax) as projects progress
La Granja mineralisation increased to up to 8 bn tonnes at up to 0.5% Cu equivalent*
2007 Product Group earnings
~S.CONT EBITDA 5,118 5,809 +14% Earnings 3,538 3,479 -2%
Copper
43%
Source: Rio Tinto
“The targeted mineralisation of 4 to 8 billion tonnes at 0.45% to 0.55% copper equivalent is based on Rio Tinto’s exploration experience in the region, including drilling results and other information. The potential mineralisation is conceptual in nature — there has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the determination of a mineral resource.
13 February 2008 Rio Tinto 2007 Full Year Results 11

Iron ore
An outstanding mining business
Record EBITDA and earnings
Exceptionally strong demand outlook
- Great backdrop to ongoing price negotiations
Record shipments from record production
Planning to treble output through greenfield and brownfield developments
Projects delivered on time and on budget
Technology leadership
2007 Product Group earnings
$m 2006 2007 % change
EBITDA 3,936 4,617 +17% Earnings 2,251 2,651 +18%
Iron ore
32%
Source: Rio Tinto
13 February 2008 Rio Tinto 2007 Full Year Results 12

Aluminium
Premier assets in the industry
Record production and earnings
Continued strong demand
Recent power-related production cutbacks in China and southern Africa
Stronger raw material costs and RMB appreciation supporting current pricing and outlook
Mean acquisition has transformed the Aluminium product group Integration progressing well with increased synergy target of $940m pOSt-tax* 2007 Product Group earnings
$m 2006 2007 % change
EBITDA** 1,365 1,701 +25% Earnings** 746 1,097 +47%
Aluminium 13%
“Post tax synergy number based on a 6% interest cost
Source: Rio Tinto. “Includes nine weeks of production and earnings from Alcan.
13 February 2008 Rio Tinto 2007 Full Year Results 13

Energy Uranium earnings treble
Realised uranium prices strengthened in second half of 2007
Plans to double uranium production by 2015
Strong demand outlook for thermal and coking coal
Queensland operations able to take up full port and rail allocation in today’s strong markets
$1 billion Kestrel coking coal extension and expansion approved*
Coal infrastructure Constraints On the east COast Of 2007 Product Group earnings Australia set to ease from second half of 2008 Energy
6%
$m 2006 2007 % change
EBITDA 1,358 1,182 -13% Earnings 706 484 -31%
* Subject to government approvals Source: Rio Tinto
13 February 2008 Rio Tinto 2007 Full Year Results 14

Diamonds & Minerals Investing for future growth
Record earnings and production at high margin Diavik mine
$563m approval of Diavik underground development
Argyle underground diamond project back on track
Stronger revenues for borates and Ti02 from growing Asian markets
Madagascar ilmenite project is an industry leader
- First production expected end 2008
Potash project offers entry into very strong market 2007 Product Group earnings
D&M
6%
2006 2007 % change
EBITDA 1,061 1,191 +12% Earnings 406 488 +20%
Source: Rio Tinto
13 February 2008 Rio Tinto 2007 Full Year Results 15

Guy Elliott
Chief Financial Officer

Volumes and prices generate record underlying earnings
$m 8,000 — 7,338 1,364 (403) 516 (218) (140) (163) (82) (57) (201) (309) (202) 7,443 6,000 - 4,000 - 2006 Price Fx Vols CPI Mining infl’n Freight /Demurrage Energy Other Cash Costs Non Cash Expl’n Eval’n Tech Tax/ 2007
Other[1]
1. Includes Alcan earnings, changes In net Interest, changes In disposals of undeveloped properties and other Items Source: Rio Tinto
13 February 2008 Rio Tinto 2007 Full Year Results 17

Costs are under control
1 Half on half cash cost movements <1) 1
2.4% 1.6%
Hi 2007 H2 2007
· IPT post tax earnings improvement in 2007 of $256 million
· Inflation in mining inputs continues (2007 vs 2006), particularly in Australia (3)
· Mining labour rates up 8%
· Contract labour up 12%
· Consumables up 4%
1 Freight rates <2) 10000 ¦ 5000 — n
0 ¦ Qi Q2 Q3 Q4 Qi Q2 Q3 Q4
2006 2007
1) Mining inflation, freight and other cash cost earnings variances on a pre-tax basis versus prior six month period operating costs. Excludes Alcan.
2) Baltic Dry Index
3) Inflation rates are year on year nominal terms
Source: Rio Tinto 13 February 2008 Rio Tinto 2007 Full Year Results 18

Record cash flow supports our investments
Cash flow ash flow Capital expcapitalexpenditure enditure
0 4 8 12 $bn
04 8 12 $bn
04 05 06 07 0 04 05 06 07 08 F 09 F
Dividends from equity accounted units
Cash flow from consolidated operations
Sustaining Brownfield Greenfield
Cash flow from consolidated operations excludes cash flows relating to capital expenditure, acquisitions & divestments, interest, tax, dividends and capitalised exploration. Data are under IFRS. Source: Rio Tinto
13 February 2008 Rio Tinto 2007 Full Year Results 19

Well balanced $40 billion loan facility extending out five years
Debt is competitively priced at US LIBOR +35 bps on average
Floating USD LIBOR — each 0.5% movement in LIBOR will increase/decrease post tax annual interest cost by approximately $158m
Facility[1] Amount Maturity
Term Loan Facility A $15 bn 364 days bullet + 1 year term extension option
Revolving Credit Facility B $10 bn 3 years bullet
Revolving[2] Credit $5bn 5 years bullet Facility C
Term loan Facility D $10 bn 5 years + 1 day bullet
1 Net debt of $45bn at 31.12.07 1 0/ times /o - 4 40 -
- 3
20 — 2
- 1
0 — 01 02 03 04 05 06 — 0 07
Net debt / market capitalisation (%) Net debt to EBITDA (times)
1. First utilisation of facilities was October 2007 except Facility D which was December 2007.
2. At 31 December 2007 $2.8billion of Revolving Credit Facility C had been drawn down. Source: Rio Tinto
13 February 2008 Rio Tinto 2007 Full Year Results 20

Asset sales programme is underway
Greens Creek $750 million sale announced
Assets with a value of approximately $30 billion under review
Likely asset sales of $15 billion or more
$10 billion targeted for 2008
Formal processes underway
Rio Tinto Alcan Packaging Kintyre
Rio Tinto Alcan Engineered Products Rio Tinto Minerals: Borates, Talc
Rio Tinto Energy America Northparkes
Cortez Sweetwater
Other
13 February 2008 Rio Tinto 2007 Full Year Results 21

Multi decade progressive dividend policy delivers higher cash returns to shareholders
CD At least CO £Z co ^_ CD Q. O CO z>
200 ^+25% +20% —
^CAGR J At least +20% >140%
150 “+3t%” increase since 2005
100
50
0 2005* 2006 2007 2008 2009
*2005 excludes special dividend of $1.5 billion CAGR is compound annual growth rate 2005 — 2009
Source: Rio Tinto 13 February 2008 Rio Tinto 2007 Full Year Results 22

Tom Albanese
Chief Executive Officer

China is the new force in commodity demand
Source: AME for aluminium, copper and iron ore. 2001-2006 oil data source is BP Statistical Review of World Energy 2007
Note: Consumption data for aluminium, copper and iron ore represents “apparent” consumption rather than actual consumption and is determined by:
apparent consumption = domestic production + imports — exports — change in stocks (where available)
’ Forecast available only [2]Seaborne 3 Data for 2007 and 2011 is calculated by applying expected consumption growth rates from IEA (International
Energy Outlook) to historical data
13 February 2008 Rio Tinto 2007 Full Year Results 24

Direct trade effects on China from a US slowdown are expected to be small
Modelling suggests Chinese GDP would fall by less than 1 % if US demand were to slip to recessionary levels
Domestic demand remains the primary contributor to GDP
i
Source: Global Insight estimates, China Customs Statistics
13 February 2008 Rio Tinto 2007 Full Year Results 25

Market outlook suggests stronger forward prices for aluminium and iron ore
160
150
140
130 Iron ore
120 110 Aluminium
100 Nickel Oil
90 Copper
80 0 5 10 15 20 25 30 35
Months forward
Source:
a) Iron ore — average of analyst prices, based on Australian fines FOB benchmark price to Asia
b) Aluminium, nickel, oil, copper- Ecowin, LME, NYMEX. Based on prices at 7February 2008
13 February 2008 Rio Tinto 2007 Full Year Results 26

RioTinto

Rio Tinto has an outstanding position across aluminium, iron ore and copper

	Current Position		Growth Position	
	Cost Position[a]	Industry Ranking[b]	Projects[a]	Reserves and resources[a,c,e]
Iron ore	• First quartile costs	• Number 2 in seaborne iron ore	• Conceptual pathway to over 600mtpa	• 16.6 billion tonnes • Targeted mineralisation[f] adds 28 – 41 billion tonnes
Aluminium	• Lower second quartile costs	• Leader in aluminium and bauxite with clear pathway to # 1 in alumina	• ~6% pa growth in aluminium and more than double alumina production from 2007 to 2015	• 3.3 billion tonnes • Equivalent to ~115 years production at current rate
Copper	• First quartile costs	• Number 5 with strong growth prospects	• Doubling production from 2007 to ~2015	• Interests in four of the largest undeveloped copper projects in the world

Notes:
a) Source: Rio Tinto 26 November 2007 investor seminar.
b) Based on 2006 attributable production. Source: Seaborne iron ore - Iron ore Outlook July 2007 from AME Mineral Economics. Aluminium - attributable production data from Brook Hunt, adjusted for merger and acquisition activity and calculated on the basis that Rusal includes Sual and Glencore assets; Alcoa includes 60% of AWAC; Alumina includes 40% of AWAC and 2006 data is aggregated for Rio Tinto and Alcan. Copper – attributable production data from Brook Hunt, calculated on the basis that Freeport includes Phelps Dodge and Xstrata includes Falconbridge.
c) Source: Rio Tinto annual report 2006; Rio Tinto iron ore Pilbara media visit, 15th January, 2008
d) Iron ore on 100% basis, aluminium and copper on an attributable basis.
e) Years of equivalent production calculated as (reserves + resources) / 2007 production.
f) The targeted additional mineralisation is based on Rio Tinto's exploration and production experience in the region, including an assessment of tenure areas using surface mapping, drilling results and other information. The potential mineralisation is conceptual in nature – there has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the determination of a mineral resource.

13 February 2008 Rio Tinto 2007 Full Year Results 27

Advanced stage near term high quality projects


2008
2009
2010
2011
2012
>$1bn
Sohar
Bingham
Alumar
Oyu Tolgoi*
Argyle u/g
Brockman 4
Kitimat
Cape Lambert to 180mtpa
Sarawak
Ma'aden
Coega
Yarwun
ISAL
PRC potash
Quebec
Adalco
+$500m to $1bn
Cape Lambert to 80mtpa
Diavik u/g
Hope Downs
Madagascar ilmenite
Cortez Hills
Mesa A
Clermont
Kestrel
Hope Downs 4
<$500m
QIT upgrade
Eagle
pe Downs South
Weipa
Northparkes
Rössing extension
ERA extension
Ore carriers
Madagascar expansion
Iron ore
Copper
Diamonds
Minerals
Gold
Exploration success
Bauxite & alumina
Aluminium
Energy
Nickel

Source: Rio Tinto, * Ivanhoe Year represents estimated first production from project. Range of capital expenditure on 100% basis.

Strong forecast growth in total production Notes:
· Production is total attributable production. Figures for each company are based on estimated yearly production levels multiplied by long term analyst consensus prices. Total production volume for each company is rebased to 100 for 2008.
· Commodities included for Rio Tinto: Aluminium, alumina, iron ore, export thermal coal, export metallurgical coal, copper, gold, silver, molybdenum, and uranium. Commodities included for BHP Billiton: Aluminium, alumina, iron ore, manganese ore, export thermal coal, export metallurgical coal, copper, nickel, gold, silver, lead, zinc, molybdenum, uranium, and petroleum.
· Rio Tinto production source: Rio Tinto.
· BHP Billiton production source: Third party public forecasts and reports and adjusted by Rio Tinto for recent BHP Billiton announcements.
13 February 2008 Rio Tinto 2007 Full Year Results 29

Delvering today, strongly positioned for growth in the future
· Record underlying earnings and cash flow
· Record production levels in many key products
· Alcan deal has created aluminium industry leader
· Record investment in organic growth options
· Outstanding pipeline of opportunities
· Proven capability to deliver
· Demand outlook excellent
· Continued focus on shareholder value
FASTER at meeting the world’s growing demand BETTER at leading and shaping our industry SMARTER at creating shareholder value
13 February 2008 Rio Tinto 2007 Full Year Results 30

2007 Annual Results
13 February 2008

HANDOUT SLIDE
Iron Ore product group growth projects Pilbara operations
All operations are estimated to be within the first quartile on the cost curve Investment Production
* 77% represents the weighted average ownership based on production from Hope Downs and Yandicoogina.
Rio Tinto operated expansion capacity in Pilbara only; excludes capital expenditure associated with replacement mines
Source: 220+ Pilbara Expansion Order of Magnitude Study (Rio Tinto, June 2007) — updated December 2007; internal estimates
Capex and production are on a 100% basis.
13 February 2008 Rio Tinto 2007 Full Year Results 32

Rio Tinto

HANDOUT SLIDE

Aluminium product group growth projects

Investment / Production (2008–2014)

	Rio Tinto Alcan Share	Investment	Production
Gove III	100%	CapEx $2.3bn	Bauxite & Alumina production 1.8mt
Alumar	10%	CapEx $0.2bn	Bauxite & Alumina production 0.2mt
Yarwun II	100%	CapEx $1.8bn	Bauxite & Alumina production 2.0mt
Guinea	50%	CapEx Pre-feasibility	Bauxite & Alumina production 0.8mt
Ghana	51%	CapEx Conceptual	Bauxite & Alumina production 0.75mt
Madagascar	51%	CapEx Conceptual	Bauxite & Alumina production 0.8mt
Oman	20%	CapEx $0.3bn	Primary Aluminium production 74kt
Coega	80%	CapEx $2.6bn	Primary Aluminium production 588kt
Quebec	100%	CapEx $2.1bn	Primary Aluminium production 450kt
Kitimat	100%	CapEx $1.6bn	Primary Aluminium production 395kt
Iceland	100%	CapEx $1.4bn	Primary Aluminium production 280kt
Sarawak	60%	CapEx Pre-feasibility	Primary Aluminium production 450kt
Abu Dhabi	50%	CapEx Pre-feasibility	Primary Aluminium production 375kt
Alucam	46.7%	CapEx Pre-feasibility	Primary Aluminium production 285kt
Saudi Arabia	49%	CapEx Pre-feasibility	Bauxite & Alumina production 0.8kt
Saudi Arabia	49%	CapEx Pre-feasibility	Primary Aluminium production 360kt

13 February 2008 Rio Tinto 2007 Full Year Results 33

Source: Rio Tinto. Capex and production represent Rio Tinto Alcan share.

RioTinto

HANDOUT SLIDE

Copper product group growth projects

Project	Rio Tinto Share	Investment	Production
Northparkes	80%	CapEx $0.2bn	Avg Cu production ~40 kt/yr*
Oyu Tolgoi	10%	CapEx ~$2.0 - 3.0bn**	Avg Cu production ~440 kt/yr**, Avg Gold production 320 koz/yr**
La Granja	100%	CapEx ~$1.5 - 2.5bn	Avg Cu production ~ +300 - 500 kt/yr*
Pebble	10%	CapEx $1.0bn	Avg Cu production ~ +250 kt/yr*
Grasberg UG	40%	CapEx ~$2.5 - 3.0bn	Avg Cu production ~ +400 kt/yr*
Resolution	55%	CapEx ~$2.5 - 3.5bn	Avg Cu production ~ +500 kt/yr*
KUCC extension	100%	CapEx ~$1.0 - 2.0bn	Avg Cu production ~ +250 kt/yr*
Eagle	100%	CapEx ~$0.3bn	Avg Ni production ~ 15 kt/yr*
Sulawesi	100%	CapEx ~$1.5 - 2.0bn	Avg Ni production ~ 45 kt/yr*

Timeline: 2008, 2009, 2010, 2011, 2012, 2013, 2014

Investment / Production

*Source: * Rio Tinto plans; ** Capital expenditure from Ivanhoe website IDP (2005), Expansion case; *** Northern Dynasty Minerals website Nov 07 presentation – Pebble West open pit production*
Capex and production are on a 100% basis.

13 February 2008 Rio Tinto 2007 Full Year Results 34

HANDOUT SLIDE
Iron ore expansons maintain momentum
CAGR is compound annual growth rate. On an attributable basis the CAGR between 2008 and 2015 is 11.0% based on attributable production of 168Mt in 2008 and 348Mt in 2015.
Source: Rio Tinto 2008 Annual Plan
13 February 2008 Rio Tinto 2007 Full Year Results 35

HANDOUT SLIDE
Multple growth options in bauxite and alumina
CAGR is compound annual growth rate Source: Rio Tinto
13 February 2008 Rio Tinto 2007 Full Year Results 36

HANDOUT SLIDE Strong growth in aluminium to 2015 Source: Rio Tinto 13 February 2008 Rio Tinto 2007 Full Year Results 37

HANDOUT SLIDE
Copper projects delver
CAGR is compound annual growth rate
* Rio Tinto plans; ** Expansion case — assumes Rio Tinto exercises all options to 46% and that Mongolian Government takes a 34% stake; *** Northern Dynasty Minerals website Nov 07 presentation — Pebble West open pit production;
13 February 2008 Rio Tinto 2007 Full Year Results 38

HANDOUT SLIDE Modelling 2008 earnings Copper 324c/lb +/-1 0c/lb 112
Aluminium 120c/lb +/-1 0c/lb 566
Iron ore — lump benchmark 88c/dltu +/-10% 457
A $84USc +/-10c 588
C $93USc +/-10c 218
US$ LIBOR +/-0.5% 158
Source: Rio Tinto
13 February 2008 Rio Tinto 2007 Full Year Results 39

HANDOUT SLIDE
Breakdown of price variance
663 600-
$m 400- 200- g2 155 138 137 g3 [69] 6[3] 8 .99 [50] -5
0-
Source: Rio Tinto
13 February 2008 Rio Tinto 2007 Full Year Results 40

HANDOUT SLIDE
Breakdown of volume variance
$m 500
400 300 200 100 0 Copper Aluminium* Gold Moly Iron ore Coal Diamonds Other Total 208 11 172 -72 136 11 53 -3 516
* Alcan earnings are not included in the volume variance Source: Rio Tinto
13 February 2008 Rio Tinto 2007 Full Year Results 41